EXHIBIT 99.1

POET Technologies’ DenseLight Subsidiary Expands Industry-Leading Narrow Linewidth Laser Solutions for Test and Measurement Applications

DenseLight to Demonstrate its Portfolio of Optical Sensing Solutions at Photonics West 2017 from January 31 to February 2

SAN JOSE, Calif., Jan. 31, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, today announced its wholly-owned subsidiary, DenseLight Semiconductors, an innovator of high performance lasing solutions for optical sensing applications, unveiled its next generation Constellation Series of Narrow Linewidth Laser (NLWL) solutions for test and measurement applications. Introduced specifically to meet superior Relative Intensity Noise (RIN) performance and ultra-narrow linewidths requirements, this new family of products simplifies the overall design process for OEMs, while shortening development time and significantly accelerating time-to-market.

The Constellation Series of NLWL lasers was specifically designed to provide low noise capability with narrow linewidths, increasingly a requirement for a range of optical sensing solutions across a number of end market applications. DenseLight’s new Constellation Series integrated light modules [CBF Series] offers narrow spectral linewidths (e.g., 10, 5 and 1 Khz), excellent Side-Mode Suppression Ratio (SMSR), power stability and a very high wavelength stable laser output.  These feature sets are ideally suited for a wide range of high precision remote sensing system applications, including wind-farm LIDAR; meteorological atmospheric LIDAR;  Distributed Acoustic Sensing (DAS); Perimeter Intrusion Detection Systems (PIDS); distributed strain and temperature sensing using Brillouin Optical Time Domain Reflectometry (BOTDR); precision optical metrology & instrumentation; and high resolution optical gas & chemical sensing.

Senior Vice President of Sales and Marketing at DenseLight, Bryan Patmon, commented, “Our newest family of laser products delivers the most reliable laser performance with the lowest noise output. We are greatly simplifying the process for customers to create and implement integrated systems and solutions with advanced capabilities.”

DenseLight’s first Constellation Series product, the CBF-9, is complete with a proprietary specialty laser module fixed into a newly designed hermetically-sealed Butterfly package, as well as an integrated laser driver and temperature controller.  Premiering with a C-band laser, the CBF series of products will eventually be extended across a wide wavelength range, inclusive of the O, E, S, C and L bands. The new CBF platform can be customized for multiple use and application options to meet customers’ specific requirements.

A list of the Constellation Series features and specifications can be accessed on POET Technologies website at http://www.poet-technologies.com/constellation-series/.

Engineering samples are expected to be available beginning in the second quarter of 2017, with production commencing in the second half of 2017.

A New Family of Derivative Gain Chips
DenseLight also expands its product portfolio of gain chips, based on proprietary InP active waveguide designs to provide high optical gain over a broad wavelength range and near-circular optical far-field profile. Gain chips are typically integrated in external cavity laser systems as the laser gain source. The gain chip is delivered as chip or chip-on-submount, with high reflectivity (HR) coating on the back facet and low reflectivity anti-reflecting (AR) coating on the angled front facet. The DenseLight gain chip family will feature very stable operational characteristics as well as superior tuning capabilities. The gain chip product portfolio will offer ASE optical peak wavelength coverage from 1260nm to 1650nm.

DenseLight’s expanding portfolio of optical sensing solutions will be demonstrated at the Photonics West 2017 conference in San Francisco, California from January 31 to February 2, 2017.

About DenseLight
DenseLight, POET’s wholly owned subsidiary, offers a comprehensive set of capabilities in specialty laser applications, including 1310nm Distributed Feedback Lasers, Fabry – Perot Lasers and External Cavity Lasers for applications in high precision photonic sensing systems and high performance data communications on both practical and innovative packaging technology platforms. DenseLight is a volume-ready laser packaging company, offering fiber coupled and free space chip on submount product availability. The company can build product laser solutions, designed to maximize performance and meet customer specific applications.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the availability of samples of its new product in the second quarter of 2017, with production commencing in the second half of 2017, and with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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